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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Final Amendment )

                               Intellicall, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   45815C103
                                 (CUSIP Number)

                          Nomura Holding America Inc.
                      2 World Financial Center, Building B
                         New York, New York 10281-1198
                              Attn:  Howard Gellis
                                 (212) 667-1893
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               February 24, 1997
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

                               Page 1 of 7 Pages
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CUSIP No. 45815C103                   13D                      Page 2 of 7 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nomura Holding America Inc.                                    133518229

 2    CHECK THE APPROPRIATE BOX                                        (a) [ ]
      IF A MEMBER OF A GROUP                                           (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                                      OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

 NUMBER OF       7  SOLE VOTING POWER                                 260,356
  SHARES
 BENEFICIALLY    8  SHARED VOTING POWER                                   -0-
  OWNED BY
   EACH          9  SOLE DISPOSITIVE POWER                            260,356
 REPORTING
 PERSON WITH     10  SHARED DISPOSITIVE POWER                             -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                        260,356

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]

 13   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)                      2.9%

 14   TYPE OF REPORTING PERSON                                          HC, CO
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CUSIP No. 45815C103                   13D                      Page 3 of 7 Pages


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Nomura Securities Co., Ltd.

 2  CHECK THE APPROPRIATE BOX                                          (a) [ ]
    IF A MEMBER OF A GROUP                                             (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS                                                        OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION                                Japan

 NUMBER OF      7    SOLE VOTING POWER                                260,356
  SHARES
 BENEFICIALLY   8    SHARED VOTING POWER                                  -0-
  OWNED BY
   EACH         9    SOLE DISPOSITIVE POWER                           260,356
 REPORTING
 PERSON WITH    10   SHARED DISPOSITIVE POWER                             -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          260,356

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.9%

14  TYPE OF REPORTING PERSON                                               CO

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CUSIP No. 45815C103                   13D                      Page 4 of 7 Pages


          This is a Final Amendment to Schedule 13D, filed in paper form on August 8, 1994 and attached as Exhibit A hereto.
                               ---------

ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of Intellicall, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2155 Chenault, Suite 410, Carrollton, Texas 75006-5023.


ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c), and (f).

          This Schedule 13D/A (together with any exhibit filed herewith, this "Schedule 13D/A" or this "statement") is being filed by Nomura Holding America Inc., a Delaware Corporation ("NHA"), whose principal place of business and principal office are located at 2 World Financial Center, Building B, New York, New York 10281-1198. The principal business of NHA is: (i) to act as a holding company for a wide array of companies directly involved in the financial services industry or involved in the provision of services to companies in the financial services industry, and (ii) to provide funding for the operations of its subsidiaries by, among other things, issuing commercial paper and Eurobonds.

          NHA is controlled by The Nomura Securities Co., Ltd., a corporation organized and existing under the laws of Japan ("NSC"), whose principal place of business and principal office are located at 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103, Japan. The principal business of NSC is that of a fully-diversified, global, financial services company.

          (d) and (e).

          Neither NHA nor NSC, nor any of the directors or executive officers of NHA or NSC has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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CUSIP No. 45815C103                   13D                      Page 5 of 7 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          In connection with that certain Note Purchase Agreement, dated August 11, 1994, by and between NHA and the Company, NHA purchased from the Company certain secured promissory notes, consisting of Variable Rate Senior Bridge Notes Due 1996, Series A in an aggregate principal amount not to exceed $16,000,000 at any one time outstanding, 12.5% Senior Bridge Notes Due 1996, Series B in the aggregate principal amount of $8,000,000, and a Warrant originally exercisable to purchase up to 550,000 shares of Common Stock (on or about June 20, 1995, such number was adjusted to 551,954 pursuant to certain anti-dilution provisions contained therein; such warrant to purchase 551,954 shares of Common Stock of the Company is referred to herein as the "Warrant").

          On September 25, 1996, pursuant to the request of NHA, the Company's Board of Directors voted to reduce the exercise price of the Warrant to $3.50 per share, which was the current market price of the Common Stock as of the date of the Board's action.

          NHA has exercised the Warrant pursuant to a "cashless exercise". Pursuant to the terms of the Warrant, in lieu of tendering $1,931,839 in cash as the exercise price for all of the 551,954 shares purchasable under the Warrant, NHA has elected to receive 260,356 shares in full satisfaction of the Warrant (calculated based on the Current Market Price (as defined in the Warrant) of the shares of Common Stock on February 24, 1997, which was $6.625 per share).

ITEM 4.   PURPOSE OF TRANSACTION

          NHA has no present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of the date hereof, NHA is the beneficial owner of 260,356 shares of Common Stock. Based on the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1996, as of November 7, 1996 there were an aggregate of 8,611,443 shares of Common Stock outstanding. For purposes of this statement, NHA is deemed to beneficially own 2.9% of the class of Common Stock outstanding. NHA ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock outstanding on February 24, 1997. Each of NHA, and NSC, as the parent of NHA, has sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to Section 8 of the Warrant, NHA, as the holder of shares of stock issued upon exercise of the Warrant (the "Warrant Stock"), has certain registration rights with respect to the Warrant Stock.
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CUSIP No. 45815C103                   13D                      Page 6 of 7 Pages


          Except as described in this Schedule 13D/A, the Company does not have any other contract, arrangement or understanding with respect to the Common Stock of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

       Exhibit Number  Exhibit
       --------------  -------

          A.           Schedule 13D, originally filed in paper form on August
                       18, 1994.

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CUSIP No. 45815C103                   13D                      Page 7 of 7 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 25, 1997


                              NOMURA HOLDING AMERICA INC.


                              By:s/ Howard Gellis
                                 -------------------------
                                Name: Howard Gellis
                                Title: Managing Director